SOUTHPORT, CONNECTICUT 06890 U.S.A.
August 2, 2005
August 22, 2005
Ms. Patricia Armelin
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Sturm, Ruger & Company, Inc. Form 8-K Item 4.01 Filed August 4, 2005 File No. 1-10435
Dear Ms. Armelin:
In response to your letter of August 11, 2005, we have reviewed and concur with your comment. The comment included in your August 11, 2005 letter and our response follows:
Comment
1.	Amend the report to include all of the information required by Item 304 of Regulation S-K. Specifically, the disclosure should state whether during the two most recent fiscal years and any subsequent period through the date of dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K. Please amend your report, file the amendment under cover of Form 8-KA and include the Item 4 designation. Please also include the letter from your former accountants filed as an Exhibit 16.
Response
We concur with your comment and will amend our report by filing a Form 8-K/A (the “Amended Report”), and include the Item 4 designation. The amended report will include disclosure stating whether during the two most recent fiscal years and any subsequent period through the date of dismissal there were any disagreement(s) with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Because there were no disagreements or reportable events, further specific disclosures, as stipulated by Item 304(a)(1)(iv) and (v) of Regulation S-K, are not required. A letter from our former accountant will be filed as an Exhibit 16.
Also, at your request, please be advised that the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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If you require any additional information or further clarification, please call me at (203) 259-7843.
Sincerely,
/s/ Thomas Dineen
Thomas A. Dineen
Treasurer and Chief Financial Officer